United States securities and exchange commission logo





                             February 8, 2024

       Coco Alex Yeoh
       Chief Executive Officer
       Empro Group Inc.
       21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
       Selangor, Malaysia

                                                        Re: Empro Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
29, 2023
                                                            CIK No. 0002005569

       Dear Coco Alex Yeoh:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that the underwriters may exercise an over-allotment option.
                                                        Please revise your
cover page to provide narrative disclosure regarding the over-allotment option, including the
number of shares that are subject to the over-allotment option. Refer to Item 501(b)(2) of
Regulation S-K.
   2. We note your disclosure on page 8 that your CEO and founder, Prof Dr. Coco Alex Yeoh may own a substantial
number of the ordinary shares of Empro. Please revise your cover page to disclose Dr.
Yeoh's ownership percentage. Please also disclose whether you will be a "Controlled
Company" under Nasdaq listing rules and, if so, whether you intend to rely on the exemptions
as a controlled company. Please also include risk factor disclosure regarding the risks to
investors stemming from the potential concentrated ownership of your company by your
founder, including, if applicable, risk factor disclosure that discusses the effect,
risks and uncertainties of being designated a controlled company,
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 2 8, 2024 Page 2
FirstName LastName
         including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
Prospectus Summary, page 3

3. We note that you make various statements throughout the registration statement regarding your leadership in your field, consumer satisfaction and the competitive position of your brand and products including, but not limited to, the following:

                your company is    a beloved brand, resonating profoundly with
consumers;"
                you are "[r]enowned as an icon and a trailblazing force in the realms of beauty and wellness;
                your cosmetic brand has been    a trusted companion to
professionals and senior
              executives aged 30 and above delivering artistic finesse and top-tier quality in every product;"
                you produce    the highest-grade medical masks that are trusted
by numerous medical
              hospitals and government sectors;"
                your products launched    have been well received and widely
recognized by
              consumers;"
                you    have consistently delivered safe, efficacious, and
innovative beauty and
              wellness products, earning the trust of millions of customers and partners;"
                you have "established [y]ourselves as a trusted name in the beauty and wellness industry;"
                you currently stand "as an industry leader in beauty and wellness;"
                your reference to SpaceLift as "a premier brand in the international market;" and your company "a leading force in the ASEAN and Hong Kong beauty and wellness industry."

         Please revise your disclosure throughout the prospectus to provide the basis for any statements, including the those above, related to leadership in your field, consumer satisfaction and the competitive position of your brand and products. Please also ensure you disclose any relevant metrics on which these statements are based and any material assumptions. Refer to Item 4.B.7 of Form 20-F.
4. Please address the following items related to the description of your business throughout your prospectus summary:

                We note your disclosure on page 3 that you    have gracefully
transcended our origins
              in the beauty industry to embrace the holistic realm of wellness." Please revise your disclosure here to briefly discuss the evolution of your operations, including your transition from the beauty industry to the wellness industry. In doing so, please clarify the differences between these industries.
                We note your disclosure on page 3 that your "success is further bolstered by a robust presence in both physical and digital retail spaces." Please revise your disclosure to provide a brief discussion of the products offered in physical and/or digital locations.
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 3 8, 2024 Page 3
FirstName LastName
                We note your disclosure on page 4 and on page 62 that one of your competitive
              strengths is    [r]our revenue diversification enhances your
financial resilience.    We
              also note, however, that for the fiscal year ended December 31, 2022 97.48% of your revenue was from your health care segment as compared to 2.52% from your cosmetics and skin care. Given this substantial concentration of revenue derived from one of your business segments, please revise your disclosure to explain what you
              mean by your    revenue diversification.
5. We note your disclosure here and throughout the registration statement regarding the safety and efficacy of your products, including, but not limited to, the following:

                Your    unwavering commitment to providing safe,
professional-grade products of
              uncompromising quality;
                Your    track record of consistently delivering safe,
efficacious and innovative beauty
              and wellness products;
                Your standing as    a symbol of unwavering commitment to
beauty, quality, and
              safety;
                Your commitment to    ensur[ing] not only beauty but also
safety in every aspect of
              [y]our products;
                Your policy with respect to launched products    whereby all
must be certified as safe
              to use;" and
                Your product SpaceLift "provides a natural and safe anti sagging and anti-aging solution for those who seek for a safe and effective lifting product."

         Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. It is unclear from the disclosure of applicable regulations beginning on page 70 whether the FDA counterpart, or another regulatory body, in Malaysia makes safety determinations with respect to your products. In this regard, we also note your risk factor disclosure on page 19 that references the complex product safety laws, regulations, and standards that your healthcare and beauty products must adhere to. Please revise both the section beginning on page 70 and the risk factor on page 19 to clarify the relevant regulatory body and to discuss in greater detail the specific product safety laws, regulations, and standards that apply to your products. Finally, in your summary here and throughout the registration statement, as appropriate, please either omit safety and efficacy claims or revise to explain which of your products have been approved by the FDA-equivalent regulatory authority in
         Malaysia.
Risk Factors, page 12

6. Please provide additional risk factor disclosure regarding your operations in Malaysia. For example, discuss in further detail any risks, including but not limited to geopolitical, economic, environmental, and other risks, that are particular to operating a business in
         Malaysia.
 Coco Alex Yeoh
Empro Group Inc.
February 8, 2024
Page 4
7. Please revise your risk factors to include specific risks relating to your operations. As an example only, in the risk factor on page 14 "We may not be able to successfully implement our growth strategy," please consider disclosing what target markets you are referring to and providing detail regarding your portfolio of brands. Likewise, in the risk factor on page 16 "The sale of counterfeit product may affect our reputation and profitability,"
         please consider revising to disclose the counterfeit products that this risk is addressing.
We may not be able to maintain profitability in the future., page 15

8. Please revise this risk factor to disclose your current and historical net profits.
We rely on a limited number of ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM..., page 18

9. We note your disclosure that you "primarily depend on a limited number of ODM/OEM and packaging supply partners in Malaysia for producing most of [y]our products." Please revise this risk factor to disclose which of your products this risk is referring to.
Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely..., page 21

10. We note your disclosure that some of your leases "include covenants that require meeting certain turnover or operational result commitments periodically." Please revise your disclosure to discuss these covenants in further detail, including by providing the specific turnover and operational result commitments and disclosing whether the company has historically been in compliance with these covenants
Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers..., page 25

11. We note your disclosure that you currently generate content through your in-house editorial team and through collaborations with third-party professional content providers.
         Please revise your disclosure to clarify the types of content that these third-party providers are helping you to generate and discuss briefly how it contributes to your business activities.
Use of Proceeds, page 39

12. We note that you plan to allocate 23% of the proceeds from this offering to "Market
       Penetration & Development". Please revise your disclosure to discuss this in further detail,
FirstName LastNameCoco Alex Yeoh
       including, but not limited to, specific expansion and development plans in the near term,
Comapany    NameEmpro
       including         Group
                 reference       Inc.far into the market penetration and
development plans the
                            to how
       proceeds
February  8, 2024will
                  Pageenable
                        4 you to reach, as applicable.
FirstName LastName
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 5 8, 2024 Page 5
FirstName LastName
Corporate History And Structure, page 44

13. We note your disclosure that in connection with the offering you have undertaken a reorganization of your corporate structure. Please describe the material provisions of any agreements entered into in connection with the reorganization and please file these agreements as exhibits or provide your analysis as to why you believe the agreements are not required to be filed. Refer to Item 601(b)(2) of Regulation S-K. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Key Factors that Affect Our Results of Operations, page 45

14. We note your disclosure that the COVID-19 pandemic significantly heightened the demand for medical masks. We also note that revenue from health care, which involves trading and wholesaling of medical masks, COVID-19 test kits and related products, was
         97.48% of your revenues in Fiscal 2022. Please revise your disclosure here to discuss how continued recovery from the COVID-19 pandemic throughout 2023 impacted your revenues. Please also revise your risk factor disclosure to discuss risks to your business related to the ongoing recovery from the COVID-19 pandemic.
MD&A, page 45

15. Please revise the MD&A section to specifically explain the variances reflected in the financial statements included in the document. In this regard, we note that the financial statement amounts are expressed in Malaysian currency, not United States currency. See
         Instruction 2 to Item 5 of Form 20-F.
Key Financial Performance Indicators, page 46

16. We note your disclosure that you derive revenue from health care and from cosmetics and skin care. Please revise your disclosure here and elsewhere in the registration statement, including the business section, to clarify that you operate under these two segments and to provide a geographic breakdown of your revenues. Refer to Item 4.B.2 of Form 20-F.
Operating Costs, page 48

17. Please quantify and discuss your costs of goods sold and gross profit as presented in your financial statements. In addition, identify the material components included in your
         "Others" line item and discuss their variances for each period presented.
Business
Our History, page 59

18. We note your disclosure on page 60 that you have "invested heavily to send our products to reputable international organizations for testing and certification. Please revise your disclosure to identify the products you have tested as well as the full name of the international organizations that conducted this testing and certification. Please also
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 6 8, 2024 Page 6
FirstName LastName
         describe the testing that was conducted, including the test design, parameters, primary and secondary endpoints, the results as they relate to the endpoints and any statistical analysis that was done. Please also disclose any observed serious adverse events.
Our Business Model, page 60

19. We note your disclosure that you "plan to allocate a portion of [y]our annual budget to overseas exhibitions and research and development activities." Please revise your disclosure in your business section to identify the overseas exhibitions in which you plan to participate.. Please also revise your registration statement in an appropriate location to discuss your planned research and development activities in further detail, including by providing a description of your research and development policies for the past three years.
         Refer to Item 5.C. of Form 20-F.
Marketing Strategy, page 61

20.      We note your disclosure on page 50 that states that your marketing
efforts    encompass
         traditional channels but also leverage digital platforms and e-commerce to reach a broader
         and more diverse customer base.    Please revise your disclosure here
to describe all of the
         marketing channels used by the company, including an explanation of any special sales methods employed. We note that you have established local trading term agreements that
         you state    ensures the stability of [y]our sales and the attainment
of targeted goals.    Please
         revise to explain in detail, with reference to specific terms, how these local trading term agreements provide this stability and support your goals. Refer to
Item 4.B.5 of Form 20-
         F.
Relationships with Partners, Regulators, and Government, page 62

21. We note your disclosure throughout the registration statement discussing the various exclusive distribution, manufacturing, and sales arrangements that you have established, including the following:

                We note your disclosure on pages 3 and 59 that you have secured exclusive distributorships with original equipment manufacturers in Korea and China to distribute and market a range of eyebrow pencils, including your proprietary triangular eyebrow pencil;
                We note your disclosure on pages 3 and 59 that you have sole and exclusive rights with manufacturers to supply and distribute surgical and medical grade face masks, and to distribute your skincare product, SpaceLift;
                We note your disclosure in risk factors on pages 18 and 19 that you depend on a limited number of ODM/OEM and packaging supply partners with whom you have entered into framework agreements for producing most of your products and that your rely on them to procure raw materials;
                We note your disclosure in a risk factor on page 25 that you generate content in part through collaborations with third-party professional content providers;
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 7 8, 2024 Page 7
FirstName LastName
                We note your disclosure on page 60 that you have secured "private label deals" with pharmacy chains, for long term sales for your face masks products;
                We note your disclosure on page 63 that you have established a partnership with The
              Siam Cement Public Corporation Limited in Thailand as a distributor; and
                We note your disclosure on page 65 that your "collaborative efforts extend to key partnerships with prominent players in the personal care industry, such as Watson,
              Guardian, and SASA, strategically covering every corner of Malaysia."

         Please revise your disclosure here or elsewhere in the business section, as appropriate, to provide a summary of each material contract other than contracts entered into in the ordinary course of business, to which the company or any member of the group is a party, for the two years immediately preceding the registration statement, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group. Refer to
         Item 10.C. of Form 20-F. Please also file these material agreements as exhibits, including the supply agreement with Mosfac Sdn Bhd., or provide your analysis as to why you believe the agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation
         S-K.
Investment in New Technologies Customized - CRM for B2B and B2C, page 63

22. We note your disclosure that you have made significant investments and will continue to do so in the development of an in-house e-commerce application. Please revise your disclosure to discuss the current stage of development of this in-house e-commerce application and to explain how the platform will cater to the needs of your B2B and B2C customers.
Our Growth Strategies, page 63

23. Please address in your discussion of your growth strategies beginning here the following items related to your expansion plans into new markets and territories:

                We note your disclosure on page 50 that your marketing efforts "will fortify [y]our foothold in existing markets and unlock new growth horizons in international territories." Please revise your disclosure to clearly identify the international territories in which you plan to expand your business and clarify whether you are already present in those territories and intend to expand within those regions or whether you will be a new entrant to those international markets. Please also discuss the specific marketing efforts you intend to use to accomplish this international expansion.
                We note your disclosure on page 60 that you "plan to launch products customized for different age groups, genders and ethnicities". Please revise your disclosure to discuss the new products that you plan to launch, including the anticipated timing to launch, the new target customers and the new markets into which you are launching.
                We note your disclosure on page 63 that you plan to expand physical stores. Please
 Coco Alex Yeoh
Empro Group Inc.
February 8, 2024
Page 8
              revise your disclosure to discuss your strategy to expand your physical store locations including in which geographic markets you plan to expand, the number of locations you anticipate opening and the expected timing for those physical stores to open.
Our Business Divisions, page 64

24. Please revise your disclosure to clearly identify each of your existing and planned products and to provide an overview of the status of development and commercialization for each one, including the customer target group and the markets in
         which the product is offered.
Supply Chain and Distribution, page 65

25.      We note your disclosure in a risk factor on page 19 that you outsource [y]our product
         manufacturing to third-party ODM/OEM and packaging suppliers, relying on them to
         procure raw materials.    We also note your disclosure here that you
 strategically navigate
         the procurement landscape, securing raw materials and mitigating reliance on a limited
         supplier base.    Please revise your disclosure here to clarify the
sources and availability of
         raw materials used in your products, including a description of how you procure raw materials and whether you rely on suppliers or secure them yourself as well as a discussion of whether prices of your principal raw materials are volatile. Refer to Item
         4.B.4. of Form 20-F.
Quality Control, page 66

26. We note your disclosure that you adhere to ISO13458, GDPMD, CE and USFDA. Please revise your disclosure to discuss these standards.
Trademark and Intellectual Property, page 67

27. Please revise your discussion here to disclose all of your material issued or pending patents, owned or licensed. For each material patent or patent application, please disclose:

                the specific product(s) to which such patents or patent applications relate;
                the type of patent protection;
                the expiration dates;
                and applicable material jurisdictions, including any foreign jurisdiction.
FirstName LastNameCoco Alex Yeoh
       Please also consider providing this information in tabular format. Additionally, please
Comapany   NameEmpro
       ensure            Grouphere
              your disclosure   Inc.discusses any trademarks or licenses on
which your business
       depends.
February 8, 2024Refer
                  Pageto
                       8 Item 4.B.6. of Form 20-F..
FirstName LastName
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 9 8, 2024 Page 9
FirstName LastName
Competition, page 68

28. Please revise your disclosure to discuss your market position as compared to your main competitors in the healthcare and cosmetics and skincare sectors. We note your disclosure that you are "a leading force in the ASEAN and Hong Kong beauty and wellness industry".
Management, page 73

29. We note your disclosure that Professor Yeoh served as the Head of Science for the Art
         Industry Scheme Committee (IPEC/ISO17024) and as a director of the Malaysia Branch of the Korea International Beauty & Health General Union. Please disclose the period during which Professor Yeoh served.
Terms of Directors and Executive Officers, page 74

30. We note your disclosure that "[a]n appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision." Please disclose any material risks to investors stemming from your directors not serving a fixed term.
Description of Share Capital, page 79

31. We note your disclosure on page 80 that "[e]ach Preferred Share entitles its holder to one vote on all matters subject to vote at general meetings." We further note your disclosure later on page 80, however, that there will be "one vote for each Ordinary Share and [two votes] for each Preferred Share." Please revise your disclosure here to clarify voting rights for your preferred shares. To the extent that holders of preferred shares will have different voting rights from holders of ordinary shares, please revise your cover page disclosure to discuss the disparate voting rights between these holders and revise your risk factor disclosure to discuss the material risks to investors as a result of these disparate voting rights.
Audit Report, page F-2

32. Please include an audit report that fully complies with the requirements of PCAOB
         Auditing Standard 3101 paragraphs 8.e and 10. Also, the audit report must specifically reference International Financial Reporting Standards as issued by the IFSB.
Statement of Profit or Loss, page F-6

33.      It appears that EPS data should be disclosed. See IAS 33.
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 10 8, 2024 Page 10
FirstName LastName
Statements of Cash Flows, page F-8

34. Please clarify where you have presented the 2,380,000 of dividends paid (p. F-7) on your
         Statements of Cash Flows. If the dividend was declared but not paid, please tell us whether a liability was recognized. Also, please tell us the accounting guidance you applied in classifying the amounts due from Director as an operating activity instead of as an investing or financing activity.
Basis of Presentation, page F-11

35. Please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by paragraph 17 of IAS 10.
Note 13. Bank Borrowings, page F-37

36. Please disclose here or in MD&A what the maturity date is according to the term loan agreement.
Note 24. Related Party Disclosures, page F-45

37. Please reconcile your disclosures herein as well as Notes 7 and 14 to the disclosures presented on pages 66 and 78 related to your agreements with Jingga Anggun Sdn Bhd and Mosfac Snd Bhd. In addition, please disclose any commitments associated with your agreements with these related parties. Refer to paragraph 18 of IAS
24.
Item 6. Indemnification Of Directors And Officers, page II-1

38. We note your disclosure describing the indemnification provisions of your articles of association. Please amend your risk factor disclosure to include a risk factor describing the limitations on director and officer liability and indemnification discussed here, and related risks to investors.
General

39. We note your disclosure on page 21 that you have "started to expand into Southeast Asia and Hong Kong regions, where [you] have already established operations," on page 63 that your triangular eyebrow pencil "has transcended borders from ASEAN to the sophisticated markets of China, Hong Kong, and Europe," and on page 68 that you are "a leading force in the ASEAN and Hong Kong beauty and wellness industry." Please provide us your analysis as to whether you are a China-Based Issuer. If so, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letters to China-Based
         Companies issued by the Staff in December 2021 and July 2023.
 Coco Alex Yeoh
FirstName LastNameCoco  Alex Yeoh
Empro Group  Inc.
Comapany8,NameEmpro
February   2024       Group Inc.
February
Page 11 8, 2024 Page 11
FirstName LastName
40. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Jessica Ansart at 202-551-4511 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Michael T. Campoli